DIRT MOTOR SPORTS, Inc. d/b/a World Racing Group
7575 West Winds Blvd, Suite D
Concord, NC 28027
May 22, 2007
Via Edgar
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, DC 20549-7010

RE:	DIRT Motor Sports, Inc. Registration Statement on Form SB-2 File No. 333-134577
Ladies and Gentlemen:
Pursuant to Rule 477 under the Securities Act of 1933, as amended, DIRT Motor Sports, Inc. a Delaware corporation (the “Registrant”), hereby requests that the above captioned Registration Statement be withdrawn as of the date hereof or as soon as thereafter as practicable. The Registrant is withdrawing the Registration Statement as it is not reasonably practicable to file a post effective amendment updating such Registration Statement at this time and believes the withdrawal to be consistent with the public interest and the protection of investors.

Very truly yours,
/s/ Brian Carter
Brian M. Carter
Executive Vice President and Chief Financial Officer